Filed by Poniard Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Poniard Pharmaceuticals, Inc.

Commission File No. 0-16614

Poniard Pharmaceuticals, Inc.	750 Battery Street, Ste. 330 San Francisco, California 94111 650.583.3774 main 650.583.3789 fax

IMPORTANT MERGER VOTE

PLEASE ACT TODAY

November 9, 2011

Dear Poniard Shareholder:

We have previously mailed to you proxy materials in connection with the Special Meeting of Shareholders of Poniard Pharmaceuticals, Inc. (“Poniard”) to be held on November 21, 2011, to vote proposals related to Poniard’s proposed merger with ALLOZYNE, Inc., including the issuance of Poniard common stock in connection with the merger and a 1-for-40 reverse stock split of Poniard’s common stock. These proposals are explained in detail in the proxy materials, additional copies of are available at Poniard website, www.poniard.com, or may be obtained as described on the reverse side of this letter.

Your vote is extremely important, regardless of the number of shares of Poniard stock you own. According to our latest records, we have not yet received your vote for this very important meeting. The Poniard Board of Directors unanimously recommends that Poniard shareholders vote “FOR” each of the proposals to be presented at the Special Meeting.

** IMPORTANT RECENT DEVELOPMENTS **

LEADING PROXY ADVISORY FIRMS RECOMMEND “FOR” ALL PROPOSALS

The leading independent proxy advisory firms, ISS Proxy Advisory Services and Glass Lewis & Co., have published their analyses recommending a vote FOR all of the proposals to be presented by the Poniard Board of Directors for approval at the Special Meeting.

The affirmative vote of the holders of a majority of the common shares casting votes in person or by proxy at the Special Meeting is required for approval of the issuance of Poniard common stock in the merger. The affirmative vote of the holders of a majority of the common shares outstanding is required for approval of the reverse stock split. Your broker does not have discretionary authority to vote without an instruction from you. Accordingly, if you do not vote, or do not instruct your broker how to vote, Poniard may not obtain the quorum necessary to convene the Special Meeting. Moreover, a failure to vote will have the same effect as a vote “AGAINST” the reverse stock split, the implementation of which is a condition to the closing of the merger.

If you are unable to locate your voting control number or need other assistance voting your shares, please call Poniard’s proxy solicitor, D. F. King & Co., toll-free at (800) 967-7635. We appreciate your support.

Sincerely,

Ronald A. Martell

Chief Executive Officer

We encourage you to take advantage of Internet or telephone voting. Both are 24 hours a day, 7 days a week through 11:59 PM Eastern Time the day prior to the Special Meeting:

1.	To vote by Internet: Go to the website www.proxyvote.com. Have your 12-digit control number ready (found in the box indicated by an arrow on the voting instruction form) and follow the online instructions.

2.	To vote by Telephone: Call toll-free (800) 454-8683. Have your 12-digit control number ready (found in the box indicated by an arrow on the voting instruction form) and follow the simple instructions.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Poniard has filed a definitive proxy statement/prospectus/consent solicitation with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION DATED OCTOBER 10, 2011, AND THE SUPPLEMENT THERETO DATED NOVEMBER 4, 2011, BECAUSE THEY CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES THERETO.

Investors and security holders may obtain free copies of the proxy statement /prospectus/consent solicitation, supplement and other documents filed with the SEC by Poniard through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the definitive proxy materials from Poniard by calling Poniard Investor Relations at (650) 583-3774, by requesting them in writing from Poniard, 750 Battery Street, Suite 330, San Francisco, CA 94111, or, or by visiting the Poniard website at www.poniard.com.

Poniard and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Poniard shareholders in favor of the proposed transaction. Information regarding the directors and executive officers of Poniard and their interests in the proposed transaction is available in the definitive proxy statement/prospectus/consent solicitation dated October 10, 2011, as supplemented.